SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number 1-368-2

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees Savings Plan of ChevronTexaco Global Energy Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ChevronTexaco Corporation
575 Market Street
San Francisco, CA 94105

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 27, 2002

Walker C Taylor

ChevronTexaco Corporation, Plan Administrator
By: Walker C. Taylor, Asst. Secretary
ChevronTexaco Corporation

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Auditors dated June 24, 2002.
2	Financial Statements of the Employees Savings Plan of ChevronTexaco Global Energy Inc. for the plan year ended December 31, 2001, prepared in accordance with the financial reporting requirements of ERISA.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 2-90907 and No. 333-72672) of ChevronTexaco Global Energy Inc. of our report dated June 24, 2002 relating to the financial statements of the Employees Savings Plan of ChevronTexaco Global Energy Inc., which appears in this Form 11-K.

PricewaterhouseCoopers LLP

San Francisco, CA
June 24, 2002

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

The Administrative Committee
Employees Savings Plan of ChevronTexaco Global Energy, Inc. (formerly Caltex Corporation):

We consent to the incorporation by reference in the Registration Statements No. 2-90907 and No. 333-72672 on Form S-8 of ChevronTexaco Global Energy, Inc. (formerly Caltex Corporation) of our report dated June 15, 2001 relating to the statement of net assets available for benefits of the Employees Savings Plan of Caltex Corporation as of December 31, 2000, included in this annual report on Form 11-K.

KPMG LLP

Dallas, Texas
June 24, 2002

Employees Savings Plan of ChevronTexaco Global Energy Inc.

(formerly Caltex Corporation)

Financial Statements and Supplemental Schedule

For the years ended December 31, 2001 and 2000

Employees Savings Plan of ChevronTexaco Global Energy Inc.
(formerly Caltex Corporation)
Table of Contents

All other schedules required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

Report of Independent Accountants

To the Participants and Administrator of the
Employees Savings Plan of ChevronTexaco Global Energy Inc. (formerly Caltex Corporation):

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the financial status of the Employees Savings Plan of ChevronTexaco Global Energy Inc. (formerly Caltex Corporation) (the "Plan") at December 31, 2001, and the changes in its financial status for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 24, 2002

KPMG

200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Telephone 214 840 2000
Fax 214 840 2297

Independent Auditors' Report

The Administrative Committee
Employees Savings Plan of Caltex Corporation:

We have audited the accompanying statement of net assets available for benefits of the Employees Savings Plan of Caltex Corporation (the Plan) as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Employees Savings Plan of Caltex Corporation as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 15, 2001

Employees Savings Plan of ChevronTexaco Global Energy Inc.
(formerly Caltex Corporation)
Statement of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets - investments (Note 3):		
At fair value:		
Common stock funds of parent companies:		
ChevronTexaco Corporation unitized fund	$ 23,210,454	$ -
Chevron Corporation unitized fund	-	12,099,140
Texaco Inc. unitized fund	-	10,231,588
	23,210,454	22,330,728
Mutual funds	41,703,633	48,461,076
At contract value - American Express Trust Collective Income Fund	18,422,952	20,086,131
Loans to participants - at cost which approximates fair value	846,354	1,201,709
Total investments	84,183,393	92,079,644
Contributions receivable	206,532	228,556
Total assets	84,389,925	92,308,200
Net assets available for benefits	$ 84,389,925	$ 92,308,200

The accompanying notes are an integral part of these financial statements.

Employees Savings Plan of ChevronTexaco Global Energy Inc.
(formerly Caltex Corporation)
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Investment income:		
Dividends	$ 1,674,114	$ 4,042,928
Interest	80,226	123,189
Net depreciation in fair value of investments (Note 3)	(2,769,092)	(3,721,219)
Net investment (loss) income	(1,014,752)	444,898
Contributions:		
Employee	2,269,458	2,687,629
Employer	511,713	605,826
	2,781,171	3,293,455
Total additions	1,766,419	3,738,353
Deductions from net assets attributed to withdrawals	9,684,694	17,945,101
Net decrease	(7,918,275)	(14,206,748)
Net assets available for benefits:		
Beginning of year	92,308,200	106,514,948
End of year	$ 84,389,925	$ 92,308,200

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of Employees Savings Plan of ChevronTexaco Global Energy Inc. (the Plan) provides only general information. Participants should refer to the Plan's summary description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees with at least one year of service with ChevronTexaco Global Energy Inc. (the Company), certain of its subsidiaries and American Overseas Petroleum Limited. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration

The Plan is administered by an administrative committee appointed by the Board of Directors of the Company. The services of the Administrative Committee are provided without compensation from the Plan.

Bankers Trust Company, the Trustee of the Plan, holds the Plan assets for the benefit of the participants or their beneficiaries. The Trustee is responsible for the property received by it as Trustee, but is not responsible for the administration of the Plan. In addition, the Trustee invests and reinvests the Plan assets and income in the trust fund and makes payments there from as directed by the Company. Participant accounts may be charged with expenses in connection with the purchase or sale of securities and with taxes, if any, incurred by the Trustee. Any other fees and expenses incurred by the Trustee on behalf of the Plan are paid by the Company.

Contributions

Each year, participants may contribute to the Plan an amount between 2% and 12% of their basic compensation. Participants may also make additional contributions to the extent their total contributions do not exceed certain annual limitations. Company matching contributions equal one-half of the participant's contributions not to exceed 2 1/2% of each participant's annual compensation. The Plan has investment options available to which participants may allocate their contributions as follows:

ChevronTexaco Corporation Unitized Stock Fund

Funds are invested in securities of the parent company ChevronTexaco Corporation. Effective October 9, 2001, Texaco Inc. became a wholly owned subsidiary of Chevron Corporation (Chevron) pursuant to a merger transaction, and Chevron changed its name to ChevronTexaco Corporation. Shareholders of Texaco Inc. common stock, including Plan participants, received 0.77 shares of ChevronTexaco common stock in exchange for each share of Texaco Inc. common stock. In October 2001, the Chevron Corporation Unitized Fund and the Texaco Inc. Unitized Fund were combined into the ChevronTexaco Corporation Unitized Fund.

American Express Trust Collective Income Fund

Funds are invested in fixed income securities, investment contracts and money market instruments.

Vanguard Mutual Funds

These options include the following Vanguard Group of Investment Companies (Vanguard) mutual funds:

Vanguard Institutional Index Fund

The investment objective and strategy of this fund are the same as Vanguard Index Trust 500 Portfolio. This fund requires a $10 million minimum investment and provides a lower expense ratio than the Vanguard Index Trust 500 Portfolio.

Vanguard Wellington Fund

Invests in a diversified portfolio of common stocks and bonds to provide a reasonable return without undue risk.

Vanguard International Growth Portfolio

Invests in equity securities of companies based outside the United States to provide long-term capital appreciation.

Fidelity Contrafund

A mutual fund that invests primarily in equity securities that are under-valued or out-of-favor to provide long-term capital appreciation.

Fidelity U.S. Bond Index Fund

A mutual fund that seeks to provide investment results that correspond to the performance of the debt securities in the Lehman Brothers Aggregate Bond Index.

Withdrawal

Withdrawals may be made from the Plan in certain circumstances. Hardship withdrawals may be made once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Committee. A participant may then withdraw an amount equal to but not in excess of the expense of the hardship in accordance with requirements of the Internal Revenue Code (IRC). In addition, participants age 59 1/2 or above may obtain an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are allocated to all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately vested in Company contributions and earnings thereon upon retirement, death, disability or separation from the Plan at the request of the Company. Otherwise, participants are 100% vested in Company contributions and earnings thereon after five years of service. The Plan was amended, effective September 8, 1999 for the period through August 31, 2000, such that any qualifying U.S. dollar employee who was involuntarily terminated for any reason other than cause during that period vested 100% in Company contributions and earnings.

Participant loans

Participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balance. The maximum repayment term is five years; however, if the loan is for the purchase of the participant's principal residence, the loan repayment period may be extended to 25 years. The Plan allows no more than two outstanding loans at any one time. The loans bear interest at current market rates as determined by the Plan Administrative Committee. At December 31, 2001, the interest rates on participant loans ranged from 6.77% to 9.80%.

Payment of benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, an annuity contract, or annual installments over a period not less than 3 or more than 15 years.

Allocation of Assets upon Termination of the Plan

Although it has not expressed any intention to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions at any time and to terminate or modify the Plan subject to the provisions of ERISA. In the unlikely event the Plan should be terminated, each participant would have a fully vested right to benefits that have been earned under the Plan, including employer contributions and earnings thereon, to the date of termination.

2. Summary of Significant Accounting Policies

Basis of accounting

In accordance with accounting principles generally accepted in the United States of America (GAAP), the Plan reports on the accrual basis of accounting.

Valuation of investments and income recognition

Investments in stocks of the parent company and mutual funds are stated at fair value based on quoted market prices. Units of participation in the collective income fund are valued by the fund's trustee based on the underlying assets of the fund, which primarily include fully benefit-responsive guaranteed investment contracts at contract value (cost plus interest earned). Loans to participants are valued at unpaid principal balance which approximates fair value.

At December 31, 2001 and 2000, the fair value of the Plan's interest in the collective income fund was estimated to be $18,167,680 and $20,152,384, respectively. Fair value for traditional investment contracts was estimated based upon discounting future cash flows under the contract at current interest rates for similar investments with comparable terms. Fair value for synthetic contracts was estimated by using the market value of the underlying securities. Contracts with maturities of one year or less were valued at contract value, which approximates fair value. This valuation is made in accordance with Statement of Financial Accounting Standard No. 107, Disclosures about Fair Value of Financial Instruments, and does not necessarily reflect the value that would be realized as a result of premature liquidation of the contracts.

Net depreciation in fair value of investments is determined by the Trustee using average cost. Investment transactions are recorded on the trade date.

Payments of benefits

Benefits are recorded when paid.

Use of estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

New accounting pronouncements

The Company adopted the Financial Accounting Standards Board (FASB) Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* (FAS No. 133), as amended by FAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities – An Amendment of FASB Statement No. 133* (FAS 138), effective January 1, 2001. The adoption of FAS 133 and FAS 138 did not have a significant impact on the Plan financial statements.

Administrative expenses

All administrative expenses of the Plan are paid by the Company and are not reflected in these financial statements. The Plan is not liable to the Company for reimbursement of such expenses.

3. Investments

The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the Plan Administrator believes safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

The following table presents the fair value/contract value of the Plan's investments at December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets are separately identified:

	2001		2000	
	Number of units/shares	Carrying value	Number of units/shares	Carrying value
Investments at fair value:				
ChevronTexaco Corporation				
Common stock fund	1,808,142	$ 23,210,454		
Chevron Corporation				
Common stock fund			1,000,833	$ 12,099,140
Texaco Inc. common stock fund			904,754	10,231,588
Vanguard Mutual Funds:				
Wellington	264,252	7,203,521	230,192	6,493,715
Institutional Index	136,597	14,327,682	134,663	16,256,465
International Growth	491,079	7,371,092	534,477	10,085,579
Fidelity Contrafund	247,390	10,580,869	275,382	13,540,541
Fidelity U.S. Bond Index	205,599	2,220,469	196,863	2,084,776
Loans to participants		846,354	-	1,201,709
Investments at contract value:				
American Express Trust				
collective income fund	317,955	18,422,952	368,634	20,086,131
		$ 84,183,393		$ 92,079,644

Following is additional information, reported in the aggregate, for the American Express Trust collective income fund provided by the investment advisor as follows:

	2001	2000
Contract value of assets as of December 31,	$ 18,422,952	$ 20,086,131
Fair value of assets as of December 31,	18,167,680	20,152,384
Average yield of assets on December 31,	5.89%	6.64%
Crediting interest rate	6.34%	6.32%

Net appreciation (depreciation) in fair value of investments, including realized gains and losses, for the years ended December 31, 2001 and 2000 is presented below:

	2001	2000
Vanguard mutual funds:		
Wellington	$ (233,701)	$ 8,951
Institutional Index	(2,024,314)	(1,811,603)
International Growth	(1,957,335)	(1,797,765)
Fidelity Contrafund mutual fund	(1,691,286)	(2,678,995)
Fidelity U.S. Bond Index fund	40,711	72,578
American Express Trust collective income fund	1,145,822	1,437,828
ChevronTexaco Corporation common stock fund	(281,660)	-
Chevron Corporation common stock fund	974,409	(249,176)
Texaco Inc. common stock fund	1,258,262	1,296,963
	$ (2,769,092)	$ (3,721,219)

4. Federal Income Taxes

The Plan was established and is administered to be exempt from federal income taxes as a qualified profit sharing plan within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (IRC). As participants in a qualified plan, employees are not subject to tax on their contributions, Company contributions or on other income credited to their accounts until a withdrawal is made. After-tax contributions are not exempt for income tax purposes. With certain exceptions, withdrawals in excess of after-tax employee contributions are taxable at ordinary income tax rates.

The Internal Revenue Service has determined and informed the Company by letter dated October 13, 1993, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5. Subsequent Event

It is anticipated that the Plan will be merged into the ChevronTexaco Employee Savings and Investments Plan on July 1, 2002.

Employees Savings Plan of ChevronTexaco Global Energy Inc. **Schedule I**
(formerly Caltex Corporation)
Schedule H, Line 4i – Schedule of Assets (Held for at End of Year)
December 31, 2001

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value
ChevronTexaco Corporation*	Common stock, 1,808,142 units	$ 23,210,454
Vanguard Group of Investment Companies	Vanguard Wellington, mutual fund, 264,252 shares	7,203,521
	Vanguard Institutional Index, mutual fund, 136,597 shares	14,327,682
	Vanguard International Growth, mutual fund, 491,079 shares	7,371,092
Fidelity Investments*	Fidelity Contrafund, mutual fund, 247,390 shares	10,580,869
	Fidelity US Bond Index, mutual fund, 205,599 shares	2,220,469
American Express	American Express Trust Collective Income Fund, 317,955 shares	18,422,952
Plan participants	Loans to participants, interest ranging from 6.77% to 9.80%	846,354
		$ 84,183,393

**Parties-in-interest*

Note: Information on cost of the investments is excluded, as all investments are participant directed.

See accompanying Report of Independent Accountants.